AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

04036859

82-34639

SEC#82-5258

SUPPL

27 August 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 10 2004
WASH, D.C. 208

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 27 August 2004.

By virtue of our requirements under Rule 12g3-2(b), we are providing you with a copy of each announcement.

Yours sincerely

PROCESSED
SEP 15 2004
THOMSON FINANCIAL

Neil Leggett
Company Secretary

Encl/

9/14

Company Announcement

28 August 2004

Agenix files IND with FDA

Biotechnology company Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY] has recorded a major milestone in the development of its ThromboView® blood clot imaging technology with the successful filing of an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA).

The IND filing allows the next step in development, Phase II clinical trials, to commence this calendar year in a number of centres throughout Canada and the US.

The trials are expected to last until the end of 2005 and if successful will open the way for final Phase III trials before scheduled commercialisation.

Phase II trials are designed to test the performance of ThromboView® against regulatory 'gold standards' for both deep vein thrombosis (DVT) and pulmonary embolism (PE). The trials will be managed by experienced trial Steering committees and conducted by independent clinical research groups.

In addition to preparing more than 30 volumes of documentation for the IND filing, a vast amount of preparatory clinical and regulatory work has been undertaken to support the Phase II trials. This includes a purpose-built facility at AGEN Biomedical in Brisbane being granted a specific licence to manufacture ThromboView® for Phase II trials, site selection and qualification and the development of all the study materials.

The successful IND filing follows Phase I clinical studies of ThromboView® in Australia. The Phase Ia study confirmed the technology is safe in healthy human volunteers, and the Phase Ib study, to examine safety and tolerability of increasing doses of ThromboView® in patients with DVT, is being analysed.

ThromboView® is the only test under development that may accurately identify blood clots present as both DVT and PE. If successful, it will fill a pressing gap in the US$3 billion global blood clot imaging market for faster and more accurate diagnosis of DVT and PE, the world's third most common cause of cardiovascular deaths.

ThromboView® detects blood clots by injection of a few millilitres of radiolabelled clot-binding antibody into a patient with suspected DVT or PE. The antibody flows through the body and attaches to blood clots, which are then detected by a standard imaging camera.

Marketing plans to ensure maximum uptake and optimal pricing are also being refined in the lead up to expected commercialisation. An extensive independent review of commercialisation plans for the technology resulted in projected peak sales being increased from approximately A$320 million to A$570 million within eight years of launch.

Future aspects of the product development and commercialisation pathway for ThromboView® are depicted in the accompanying flowchart and Agenix is on schedule to meet these clinical, regulatory and commercial milestones.

ENDS

For more information contact:

Mr Donald Home
Managing Director

Chris Cosgrove
Rowland Communication Group

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com

Background information: ThromboView® summary clinical milestones.

- Clinical, regulatory and commercial development is progressing simultaneously under the management of a dedicated Agenix project team and guided by a Scientific Advisory Board, comprised of six distinguished North American and European experts in thrombosis and nuclear medicine. A number of expert clinical, commercial and regulatory consultants are also involved in the commercialisation of ThromboView®.

Milestone	Primary Purpose	Status
Phase Ia study	Is it safe in healthy subjects?	Successful completion June 2003.
Phase Ib study	Is it safe in DVT *patients?*	Commenced July 2003, final study *report October 2004.*
Phase II trials	Is it safe & effective? What is the correct dose and formulation?	US & Canadian trials to commence 2004, expected completion 2005.
Phase III trials	Is it safe in large numbers of patients? How does it compare to usual practice? Is it cost-effective?	

Clinical trials complete → Regulatory approvals obtained → Marketing & commercial plans finalised → **Commercialisation**

AGENIX

Company Announcement

27 August 2004

Agenix continues to reach significant operational milestones and cleans up balance sheet

Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY] today announced a loss of $14.3 million for the year ending 30 June 2004 due to a combination of one-off items and increased investment to fund future growth.

Agenix Managing Director, Mr Don Home, said this result does not accurately reflect the significant progress made by the company during 2004 through a series of positive developments in its world leading blood clot-imaging technology, ThromboView®, and the global distribution of its animal and human health diagnostics products.

"It has been a year in which we succeeded in reaching a number of milestones important to the future strategy of the business," Mr Home said.

"However, our end financial result was impacted by one-off events."

The major one-off contributors to the loss were:

- $3.8 million in legal fees associated with the now resolved Synbiotics patent case
- costs associated with the terminated Peptech merger
- additional licenses acquired during the year
- cost of improvements made to manufacturing and regulatory infrastructure at Agen Biomedical to meet expected global sales increases
- $4.4 million in items related to restructuring and asset writedowns at Milton Pharmaceuticals.

In addition, continued success in the progress of ThromboView® resulted in the expenditure of $5.5 million on the project during the year.

At 30 June 2004 the company had $3.2 million in cash and unused bank facilities of $16.0 million.

Mr Home said the company is concentrating on developing a suite of highly profitable businesses and a diversity of products in monoclonal antibody based imaging and animal and human diagnostics.

"This means we are focusing on high value technology products such as ThromboView®."

Overall sales revenue declined by 4.9 percent to $32.0 million primarily due to a 7.0 percent fall in Milton Pharmaceuticals revenue to $16.4 million. This stemmed mainly from the decision to discontinue the manufacture of scheduled products and low margin contract manufacturing in the second half of the financial year.

Sales in animal health diagnostic products were impacted by only having a distributor in the US from October 2003. Sales of these products therefore represented only three quarters of the year's trading. As a result of the imminent appointment of a second distributor in the US for animal health products AGEN sales are expected to exceed $20 million in the 2005 financial year.

Mr Home said Agenix will continue to invest funds into the commercialisation of ThromboView®.

"We have reached a stage in the development of this technology where the cost and scale of our investigations is accelerating as we get closer to market," he said.

"Increasing shareholder value remains a priority for the company, and ThromboView® offers the potential for significantly increased value."

In June 2004 and following an independent report into the company's commercialisation plan and financial model for this new technology, the company increased its valuation of ThromboView® from $130 million to $180 million. Projected peak sales were also increased from $320 million to $570 million within eight years of launch.

Agenix today filed an Investigational New Drug application with the US FDA for ThromboView® and expects to commence Phase II clinical trials in the US within the next two months. This follows the successful completion of Phase Ia clinical trials during 2004 which found ThromboView® was safe and well tolerated by study participants.

Other major achievements by the company in the 2004 financial year include:

- An exclusive distribution agreement with Inverness Medical for sales of Agen Biomedical's *Simplify*™ D-dimer test through Inverness subsidiaries Wampole Laboratories and Unipath and which is expected to increase sales fourfold in 2005
- The signing of a new Animal Health US distribution agreement with Vedco and the subsequent increase in sales to that market
- The appointment of biotechnology commercialisation specialist Mr Brad Calvin to the new position of Chief Operating Officer in June 2004, adding to Agenix's world class management team.

ENDS

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com

AGENIX LIMITED

(ABN 58 009 213 754)
APPENDIX 4E
ASX PRELIMINARY FINAL REPORT
FOR THE FINANCIAL YEAR
ENDED 30 JUNE 2004

Reporting period: year ended 30 June 2004
Previous corresponding period: year ended 30 June 2003

The Board of Agenix announce the preliminary results of the company for the year ending 30 June 2004, including comparative information for the year ending 30 June 2003. The results as reported are based on financial statements which are in the process of being audited.

Results for announcement		**$ 000**
Revenues from ordinary activities	Down 2.0 % to	37,348
Profit/(loss) from ordinary activities after tax attributable to members	Down 1,667.7% to	(14,336)
Net profit/(loss) for the period attributable to members	Down 1,667.7% to	(14,336)
Net tangible asset backing per ordinary share ($) - current period		0.06
Net tangible asset backing per ordinary share ($) - previous corresponding period		0.15

Dividends	Amount per security	Franked amount per security
Dividend - current reporting period	nil	nil
Dividend - previous corresponding period	nil	nil

The company did not pay a dividend for the year ended 30 June 2004 and it is not expected that it will pay a dividend in the year ended 30 June 2005.

Explanation of results

A brief explanation of the above results is set out in the review of operations section.

REVIEW OF OPERATIONS
for the year ended 30 June 2004

Operational Highlights

The main features of operations during the period were:

- The continued progress towards commercialisation of ThromboView®, with:
  - Successful completion of phase 1a clinical trials.
  - Approval by the Therapeutic Goods Administration of the dedicated ThromboView® production facility in Brisbane for manufacture of phase II clinical trial material.
  - Continued progress in phase 1b clinical trials
  - An upgrade in projected sales and project value following an independent report by a US-based specialist, and
  - The awarding of a second START Grant for the project by the Australian Federal Government.
- The appointment of VedCo as a distributor of animal health products in the US.
- The settlement of litigation with Synbiotics in relation to certain animal health patents, leaving the way clear to negotiate additional animal health product distribution arrangements in the US. Negotiations in relation to the appointment of an additional distributor are well advanced.
- The signing of key license and technology transfer agreements with US-based Abbott Laboratories.
- The signing of a license and supply agreement for D-dimer with US-based Biosite Inc., a provider of rapid medical diagnostic tests.
- The signing of an exclusive world-wide distribution agreement with US-based Inverness Medical Innovations Inc giving it the rights to distribute the company's *Simplify*™ D-dimer test.
- The announcement of a merger between the company and ASX-listed Peptech Limited on 29 April 2004, and the subsequent termination of the merger negotiations on 9 June 2004.
- The decision to discontinue the manufacture of Scheduled products and low margin contract manufacturing work at Milton Pharmaceuticals in order to focus on the consumer markets that the bulk of its products serve. This rationalization also reflected the increasing scrutiny of government regulators on the industry and the increased cost and complexity associated with maintaining a facility capable of manufacturing a wide range of Scheduled products.

Financial Overview

<u>* Revenue</u>

- Sales revenue declined by $1,652,000 or 4.9% compared to the prior year. This was the net result of offsetting performance in each of the main operating subsidiaries as follows:
  - Sales revenue for Milton Pharmaceuticals declined by $1,233,000 or 7.0% compared to the prior year substantially due to the decision taken in the second half of the year to discontinue the manufacture of Scheduled products and low margin contract manufacturing work. The effect of this can be seen from comparing first half-year sales revenue of $9,281,000 with sales revenue in the second half-year of $7,044,000.
  - Agen Biomedical sales revenue decreased by $380,000 or 2.4% compared to the prior year. Animal Health diagnostic products were impacted by only having a distributor in the United States from October 2003. Sales of these products were therefore only three quarters of trading as a result of imminent appointment of a second distributor in the United States for Animal Health products, AGEN sales are expected to exceed $20 million in 2005.
  - Revenue from royalties and licenses of $2,621,000 was 9.0% ahead of the prior year. Sales in

*** Operating result**

The loss after tax of ($14,336,000) was considerably larger than the loss for the prior year of ($811,000) and was affected by the following items:

	$'000
Writedown in carrying value of licenses and registrations and other assets at Milton Pharmaceuticals	(1,929)
Writeoff of future income tax benefit relating to Milton carried forward income tax losses	(1,258)
Writedowns and provisions at Milton related to the change in product mix and related	(756)
Lost profits at Milton due to the discontinuation of the manufacture of Scheduled	(456)
Total Milton-related items	(4,399)
Milestone and other license payments in relation to animal and human health patents	(968)
Legal fees in relation to the now-resolved Synbiotics legal dispute over patents in the animal health area	(3,762)
Costs incurred in relation to the proposed merger with Peptech Limited which did not proceed	(738)
Cost of improvements made to manufacturing and regulatory infrastructure and processes at Agen	(1,028)
Project development costs for ThromboView®	(5,469)
START Grant income re ThromboView®	1,512
	(14,852)

*** Statement of Financial Position**

Total Equity at 30 June 2004 was $20,282,000, which was a decrease of $13,686,000 on the prior year due to the operating loss incurred this year, offset by a slight increase in contributed equity.

Current assets exceed current liabilities at 30 June 2004 by a ratio of 1.44 (2003 2.96).

*** Statement of Cash Flows**

The company incurred a net cash outflow during the financial year of $6,248,000 and as at 30 June 2004 had cash on hand of $3,227,000. In addition the company had $16 million in unused bank facilities as at 30 June 2004.

It is expected that the company will incur a net cash outflow during the next year as a result of increased expenditure on the ThromboView® project. However, it is expected that the existing cash resources and unused bank facilities will be adequate to meet this net cash outflow.

* Future financial prospects

Revenue from Agen Biomedical is expected to increase in the year ending 30 June 2005 as a result of the existing distribution arrangement with Vedco and expected appointment of an additional distributor in the US in the short term. Also, the distribution agreement with Inverness Medical Innovations is expected to increase D-dimer test sales by $2.0 million this financial year.

Revenue from Milton Pharmaceuticals is expected to decline from the 2004 level of $16.3 million per annum to approximately $13.7 million per annum as a result of the product restructuring referred to above.

As well as the revenue effects above, profitability will be positively impacted to the extent that one-off effects on this year's result, such as Synbiotics dispute legal expenses, merger costs and Milton writedowns, will not be incurred in the 2004/05 financial year.

The company will continue to spend funds on the commercialization of ThromboView® and the level of expenditure is likely to increase given the success of the project to date.

Whilst the company continues to invest in ThromboView® it is likely that the company will incur net operating losses based on the existing corporate structure.

Opportunities to expand the company's product portfolio will continue to be investigated.

STATEMENT OF FINANCIAL PERFORMANCE

For the year ended June 30, 2004

	Note	CONSOLIDATED 2004 $ 000	2003 $ 000
Sales revenue	3	31,952	33,604
Cost of sales		(20,187)	(18,517)
Gross profit		**11,765**	**15,087**
Royalties and licences		2,621	2,404
Other revenues from ordinary activities		2,775	2,089
Distribution expenses		(1,198)	(1,171)
Marketing expenses		(5,640)	(4,903)
Occupancy and administration expenses		(6,613)	(4,763)
Research and development expenses		(6,214)	(5,674)
Legal fees re Synbiotics patent matter		(3,762)	-
Borrowing costs expense		(283)	(285)
Other expenses from ordinary activities		(6,063)	(3,595)
Profit/(loss) from ordinary activities before	5	**(12,612)**	**(811)**
Income tax (expense)/benefit relating to ordinary		(1,724)	-
Net profit/(loss) attributable to members of Agenix Limited	11	**(14,336)**	**(811)**
Total revenues, expenses and valuation adjustments attributable to members of Agenix Limited and recognised directly in equity		-	-
Total changes in equity other than those resulting from transactions with owners attributable to members of Agenix Limited		(14,336)	(811)
Dividend paid during the year		-	-
Basic earnings/(loss) per share (cents per share)		(9.21)	(0.53)
Diluted earnings/(loss) per share (cents per share)		(9.21)	(0.53)
Weighted average number of shares outstanding during the period used in the calculation of the basic and diluted earnings per share		155,687,425	154,182,440

STATEMENT OF FINANCIAL POSITION

At June 30, 2004

	Note	CONSOLIDATED 2004 $ 000	2003 $ 000
CURRENT ASSETS			
Cash assets		3,227	9,475
Receivables		5,887	5,960
Inventories		4,473	6,019
Deferred tax assets		-	250
Other		659	844
TOTAL CURRENT ASSETS		**14,246**	**22,548**
NON-CURRENT ASSETS			
Other financial assets		-	218
Property, plant and equipment		7,934	7,289
Deferred tax assets		1,256	2,719
Intangible assets		8,973	10,149
Deferred research and development costs		2,490	2,490
Other		717	368
TOTAL NON-CURRENT ASSETS		**21,370**	**23,233**
TOTAL ASSETS		**35,616**	**45,781**
CURRENT LIABILITES			
Payables		8,818	6,043
Interest bearing liabilities		175	952
Current tax liabilities		-	-
Provisions		929	548
Other		-	72
TOTAL CURRENT LIABILITES		**9,922**	**7,615**
NON-CURRENT LIABILITES			
Interest bearing liabilities		4,115	2,551
Deferred tax liabilities		960	1,087
Provisions		337	554
Other		-	6
TOTAL NON-CURRENT LIABILITES		**5,412**	**4,198**
TOTAL LIABILITES		**15,334**	**11,813**
NET ASSETS		**20,282**	**33,968**
EQUITY			
Parent entity interest			
Contributed equity	15	37,248	36,598
Accumulated losses	11	(16,966)	(2,630)
TOTAL EQUITY		**20,282**	**33,968**

STATEMENT OF CASH FLOWS

For the year ended June 30, 2004

	Note	CONSOLIDATED 2004 $ 000	2003 $ 000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		36,271	41,175
Payments to suppliers and employees		(37,868)	(34,082)
Payments relating to ThromboView ® Project		(5,433)	(4,146)
START grant		631	1,183
Interest received		163	438
Borrowing costs		(231)	(256)
Income tax paid		167	(350)
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		**(6,300)**	**3,962**
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment		6	87
Purchase of property, plant and equipment		(1,883)	(949)
Purchase of other non-current assets		-	(246)
Proceeds from sale of investments		298	58
Advances to director-related entity		-	(52)
NET CASH FLOW FROM (USED IN) INVESTING ACTIVITIES		**(1,579)**	**(1,102)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of ordinary shares	15	682	83
Payment for share buy-back	15	(31)	-
Proceeds from borrowings		980	-
Repayment of borrowings		-	(967)
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		**1,631**	**(884)**
NET INCREASE (DECREASE) IN CASH HELD		(6,248)	1,976
Add opening cash brought forward		9,475	7,499
CLOSING CASH CARRIED FORWARD		**3,227**	**9,475**

Agenix Limited and its Consolidated Entities
Notes to the Financial Statements for the year ended 30 June 2004

1. Basis of preparation of Preliminary Final Financial Report

This preliminary final financial report has been prepared in accordance with the Corporations Act 2001, Appendix 4E of the Australian Stock Exchange Listing Rules and is based on the Accounting Standard AASB 1039 " Concise Financial Reports". The preliminary final financial report also complies with other applicable Accounting Standards and applicable Urgent Issues Group Consensus Views.

The financial statements and specific disclosures required by AASB 1039 have been derived from information that will be used to prepare the consolidated entity's full financial report for the financial year. Additional information included in the preliminary final financial report as a result of the specific requirements of Appendix 4E is consistent with the information that will be used to prepare the consolidated entity's full financial report.

The preliminary final financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The preliminary final financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity will be included in the consolidated entity's full financial report.

2. Detail of reporting periods

The current reporting period is the financial year ended 30 June 2004. The previous corresponding period is the financial year ended 30 June 2003.

	CONSOLIDATED	
	2004	2003
	$ 000	$ 000
3. Revenue from ordinary activities		
Revenue from operating activities		
Revenue from the sale of goods	31,952	33,604
Revenue from royalties and licenses	2,621	2,404
Total revenues from operating activities	**34,573**	**36,008**
Revenue from non-operating activities		
Rental Income	40	59
Proceeds from disposal of non-current assets	304	24
Interest from other corporations	162	464
Grants and development funding	1,512	1,144
Net realised foreign exchange gains	441	235
Net unrealised foreign exchange gains	-	144
Other revenue	316	19
Total revenues from non-operating activities	**2,775**	**2,089**
Total revenues from ordinary activities	**37,348**	**38,097**

	CONSOLIDATED	
	2004	2003
	$ 000	$ 000
4. Expenses from ordinary activities		
Depreciation and amortization expenses	1,885	2,047
5. Material / significant items		
Corporate restructure-redundancies	78	403
Writedowns and provisions at Milton related to the change in product mix and related restructuring	756	-
Write down listed investments in market value	-	503
Write-off unlisted investments	-	548
Write-down loans to realisable values	-	166
Recall of products manufactured by Pan Pharmaceuticals	16	782
Legal fees in relation to Synbiotics patent dispute	3,762	-
Costs re proposed merger with Peptech	738	-
Costs of improvements to manufacturing and regulatory infrastructure and processes	1,028	-
License fees re animal health and human health patents	968	-
Write-down in carrying value of licenses and registrations and other assets at Milton Pharmaceuticals	1,929	-
	9,275	**2,402**

	CONSOLIDATED	
	2004	2003
	$ 000	$ 000
6. Comparison of half-year results		
Consolidated profits (loss) from ordinary activities after tax attributable to members reported for the *1st half year*	(2,082)	(21)
Consolidated profits (loss) from ordinary activities after tax attributable to members reported for the *2nd half year*	(12,254)	(790)
Full profit (loss) from ordinary activities after tax attributable to members	**(14,336)**	**(811)**

7. Ratios

	2004	2003
(a) Net tangible asset backing		
Net tangible assets per ordinary security ($) Calculated as net assets less intangible assets less outside equity interests in those assets over the total number of shares on issue	0.06	0.15
(b) Other ratios		
Profit/(loss) before tax / revenue Calculated as profit from ordinary activities before related income tax expense as a percentage of total revenue	(33.7) %	(2.1) %
Profit/(loss) before tax / equity interests Calculated as net attributable profit to members of the company as a percentage of equity attributable to members	(70.7) %	(2.4) %

8. Contingent asset

In April 2003, the Therapeutic Goods Administration recalled all batches of medicines that had been manufactured by Pan Pharmaceuticals ("Pan"). This impacted Agenix's Milton Group as two Milton products were being manufactured by Pan.

The Milton Group expensed $782,000 in the year ended 30 June 2003 and expensed a further $16,000 in the current year associated with the recall of products.

However, the liquidators of Pan have advised that there is ultimately likely to be a distribution to unsecured creditors of Pan of between 26 cents and 47 cents in the dollar of debt owed.

Until further details become available, no asset has been recognised in the accounts.

9. Contingent liability

The decision at Milton Pharmaceuticals to discontinue the manufacture of Scheduled products and low margin contract manufacturing has necessitated the renegotiation of some contracts with customers. The Directors do not believe that the renegotiated terms will have an adverse effect on profit.

10. Segment reporting

The industry segments below derive revenue from the following products and operations

(i)	Medical diagnostics	Development, manufacture and sale of human and veterinary diagnostic tests.
(ii)	Pharmaceuticals	Manufacture and sale of pharmaceuticals products
(iii)	Molecular biology	Manufacture and sale of biomedical products

Business Segment	Medical Diagnostic		Pharmaceuticals		Molecular Biology		Elimination		Consolidated	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000
REVENUE										
Segment Revenue	20,126	19,489	16,339	17,557	441	480	-	-	36,906	37,526
Unallocated revenue									442	571
Total consolidated revenue									**37,348**	**38,097**
RESULT										
Segment Results	(9,149)	2,491	(994)	(364)	131	219	-	-	(10,012)	2,346
Unallocated expenses									(2,600)	(3,157)
Consolidated entity loss from ordinary activities before									**(12,612)**	**(811)**
Income tax									(1,724)	-
Income tax (expense) benefit									-	-
Net loss									**(14,336)**	**(811)**
Assets										
Segment Assets	18,501	24,367	9,415	14,068	259	184	(131)	(6,850)	28,044	31,769
Unallocated assets									7,572	14,012
Total consolidated assets									**35,616**	**45,781**
Total Liabilities										
Segment Liabilities	7,767	4,626	13,014	14,252	61	101	(11,403)	(10,812)	9,439	8,167
Unallocated liabilties									5,895	3,650
Total consolidated liabilities									**15,334**	**11,817**
OTHER SEGMENT INFORMATION										
Acquisitions of property, plant and equipment, intangible assets and other non-current assets	2,773	891	516	360	-	-	89	73	3,378	1,324
Depreciation	507	469	315	545	3	4	40	41	865	1,059
Amortisation	201	167	240	239	-	-	579	582	1,020	988
Non-cash expenses other than depreciation and amortisation	2,427	376	1,651	1,160	68	8	(1,480)	-	2,666	1,544

	CONSOLIDATED	
	2004	2003
	$ 000	$ 000
11. Consolidated retained profits		
Retained profits (accumulated losses) at the beginning of the financial period	(2,630)	(1,819)
Net profit (loss) attributable to members	(14,336)	(811)
Net transfers from (to) reserves (details if material)	-	-
Net effect of changes in accounting policies	-	-
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at the end of the financial period	**(16,966)**	**(2,630)**

12. Impact of adopting AASB equivalents to IASB Standards

Agenix Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, Agenix has graded impact areas as either high, medium or low and has established a project team to address each of the areas in order of priority as represented by the gradings. As Agenix has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Agenix prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below, are the key areas where accounting policies will change and may have an impact on the financial report of Agenix. At this stage the company has not been able to reliably quantify the impacts on the financial report.

Intangible Assets
Under AASB 138 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the group's current accounting policy, which allows for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. Under the new policy, all research costs will be written off as incurred.

Share based payments
Under AASB 2 Share Based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002, which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Income taxes
Under AASB 112 Income Taxes, the company will be required to use a balance sheet liability method, which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the asset revaluation reserve. Previously, the capital gains tax effects of asset revaluations were not recognised. It is not expected that there will be any further material impact as a result of adoption of this standard.

Impairment of Assets
Under AASB 136 Impairment of Assets the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the group's current accounting policy, which determines the recoverable amount of an asset on the basis of discounted cash flows. Under the new policy it is likely that impairment of assets will be recognised sooner. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

13. Changes in control over group entities

On 31 March 2004 260,000 shares representing 2.52% of share capital of Milton Pharmaceuticals Pty Ltd were allotted to the Milton Pharmaceuticals Pty Ltd Employee Share Plan Number One. Under the terms of the plan, shares will be issued to senior management employees based on the meeting of defined performance milestones.

As at 30 June 2004 no shares had been issued to senior management employees under the plan.

14. Distributions to shareholders

Dividends
The company will not be paying a dividend in relation to the current period nor did it pay a dividend in the previous period. The company is in the process of commercialising its ThromboView® technology in relation to the detection of blood clots. This technology has the potential to generate substantial revenues for the company in future years. Until this technology is at a more advanced stage of development, it is unlikely that the company will be in a position to pay a dividend, based on the existing corporate structure.

15. Share capital

(i) Share buy backs

On 31 October 2003 the company announced that it had completed a buy-back from shareholders who had less than a marketable parcel of shares. This buy back resulted in the outlay of $30,875 and the cancellation of 57,175 shares.

(ii) Exercise of options

During the financial year a total of 1,960,300 options were exercised resulting in the receipt by the company of $681,899 in new share capital

16. Annual general meeting

The annual general meeting will be held as follows:

Place:	ASX Lecture Theatre, Level 5, Riverside Centre, 123 Eagle Street, Brisbane
Date:	9 November 2004
Time:	10:00 am
Approximate date the annual report will be available :	8 October 2004

Neil Ian Leggett
Chief Financial Officer / Company Secretary